UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Schedule 14F-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

HIGH DESERT ASSETS, INC.
(Exact name of registrant as specified in its corporate charter)

Colorado
(State or other jurisdiction of Incorporation or Organization)

000-54171		26-1381565
(Commission File Number)		(IRS Employer Identification No.)

33 Ubi Avenue #07-58 Vertex Building Tower A Singapore 408868
(Address of Principal Executive Offices and Zip Code)

+6567023808
(Registrant’s telephone number, including area code)

February 10, 2015

HIGH DESERT ASSETS, INC.
33 Ubi Avenue #07-58
Vertex Building Tower A
Singapore 408868
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INFORMATION STATEMENT
(Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about February 16, 2015 to holders of record at the close of business on February 9, 2015 (the “Record Date”), of shares of common stock, par value $0.0001 per share (the “Common Stock”), of High Desert Assets, Inc., a Colorado corporation (the “Company”), in connection with the change of control of and composition of the Board of Directors of the Company (the “Board”).   The change of control is the result of the sale of a majority of the issued and outstanding Common Stock by the holder thereof which sale was consummated on February 6, 2015 (the “Closing Date”).  The sale of Common Stock by the majority holder is more fully in that certain Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) on February 10, 2015.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement.  Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be first mailed to the Company’s stockholders of record on or about February 13, 2015.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote.  In this case, the Company’s current director is appointing new directors to the Board.  Therefore, no vote of stockholders of the Company is required to effectuate the appointment of the new directors.

On the Closing Date, Jaitegh Singh, the holder of an aggregate of 14,250,000 shares of Common Stock of the Company, representing approximately 34.7% of the issued and outstanding shares of Common Stock of the Company as of the Closing Date, sold his shares to Rock Capital Limited, a foreign investor.  Rock Capital Limited also acquired an additional 1,810,125 shares of Common Stock from several minority holders, including Loro Verde Investments, representing approximately 4% of the issued and outstanding shares of Common Stock of the Company as of the Closing Date.  In addition, as of the Closing Date, the Company issued an additional approximately 17,500,000 shares to Rock Capital Limited, representing approximately 37.7% of the issued and outstanding shares of Common Stock of the Company as of the Closing Date.   As a result of the foregoing, as of the Closing Date, Rock Capital Limited acquired Common Stock representing approximately 77% of the issued and outstanding shares of Common Stock of the Company.

In addition, on the Closing Date, Alan Smith, the sole officer and Director of the Company, submitted his resignation from all executive officer positions with the Company, including Chief Executive Officer and President, effective immediately, and as a member of the Board, which resignation shall become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”).   On the Closing Date, Lin Kok Peng, PhD, was appointed as Chief Executive Officer, Chief Financial Officer and Chairman of the Board, effective immediately, Jose A. Capote was appointing Chief Technical Officer (COO) effective immediately, and  Scott C. Kline was appointed as Secretary, effective immediately.  Allister Lim Wee Sing was appointed a member of the Board effective immediately.

CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, Alan Smith resigned as a member of the Board, which resignation shall become effective on the Effective Date, and Lin Kok Peng and Allister Lim Wee Sing were appointed as Chairman of the Board and as a member of the Board, respectively.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company’s knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.  The names of the Company’s officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Alan Smith		Director
Lin Kok Peng, PhD	41	Chief Executive Officer, Chief Financial Officer, Chairman of the Board
Allister Lim Wee Sing	42	Director

The names of the Company’s officers and directors as of the Effective Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Lin Kok Peng	41	Chief Executive Officer, President, Chairman
Jose A. Capote	56	Director of Operations
Scott C. Kline	50	Secretary

Lin Kok Peng

Dr. Lin has been an entrepreneur and a managing director of several property investment and construction interior consultancy firm since 2005, He leads over 10 companies and has over 10 years of experience in property, construction and also investments experiences. Dr. Lin brings strategic focus, vision and excellent judgment towards his companies. With more than 10 years of experience across various wide industries enable him to significantly impact profitability and grown objectives to his companies. His first start up (Free Space Intent) from a small construction interior consultancy firm to right now one of the largest construction interior consultancy firms in Singapore.

Dr. Lin was awarded a Masters in Business Administration from De Lasalle University in 2010, and received a Bachelor of Science in Business Management, also from De Lasalle University, in 2000 and a PhD from Camden University in Kuala Lumpur, Malaysia, in  February, 2015

Dr. Lin is currently the Managing Director of New Asia Holdings Limited (since 2014), Director of Goldin Shipping Pte Ltd (since 2012),  Managing Director of Klin Capital Resources Pte Ltd (since 2012),  Managing Director of FSI Investment Holdings Pte Ltd (since 2011),  Managing Director of Free Space Intent Pte Ltd (since 2009) and Managing Director  of FS Intent Pte Ltd (since 2006).

Dr. Lin received the Entrepreneur of the Year Award (EYA), the oldest Award in Singapore that salutes and honours local entrepreneurs who have shown outstanding performance as business owners, be it emerging or established enterprises, in their chosen field of entrepreneurship, several times:

2010 Successful Entrepreneur
2011 Successful Entrepreneur
2012 Successful Entrepreneur
Top 100 Singapore Excellence Award 2012/2013
Singapore Entrepreneurs' Award 2013

Allister Lim Wee Sing

Mr. Lim graduated with a Bachelor of Laws (Honours) LL.B. (Hons) from The National University of Singapore in 1998, was admitted as an Advocate and Solicitor of the Supreme Court of The Republic of Singapore in 1999 and passed the New York Bar Examinations in 2001.

Since 2005, Mr. Lim has been the Principal Partner of the law firm of Allister Lim & Thrumurgan, Singapore.  From 2004 to 2005, he was a Senior Associate Director with the law firm of PK Wong & Associates LLC, Singapore. From 2003 to 2004, he was a Legal Associate with the law firm of PK Wong & Advani, Singapore. From 1999 to 2003, Mr. Lim was a Legal Assistant with the law firm of Harry Elias Partnership, Singapore.

Jose A Capote

Mr. Capote has over 25 years of experience in project development, project management, and Business Development in the Cleantech/Renewable /Alternative Energy and Environmental sectors, nuclear energy and conventional energy projects.

Mr. Capote is currently responsible for the implementation & management of Large Scale Waste to Energy projects in S.E. Asia (Malaysia, Thailand), including MSW Waste to Energy, Medical Waste to Energy, Palm Oil Waste to Energy and Natural Fibres. In 2001,he was the founding member of PEAT International Inc, a company specializing in the development and deployment of Thermal Plasma technology for the conversion of a wide range of industrial, municipal and hazardous wastes into useful resources and energy. In this Company, he led Technology Transfer efforts with local specialty contractors in India and Taiwan and led the implementation of several waste to energy projects in India and Taiwan.  From 1994 through approximately 2000, Mr. Capote was Senior Vice President for IDM Environmental Inc, a mid-sized U.S. public corporation, where he led in the development of the Company’s business in the areas of hazardous and nuclear contaminated facility cleanups and decommissioning (including establishing as a leading provider of hands-on remediation/decommissioning services to the U.S. Department Of Energy (DOE) and Plant Relocation Services. Previously, Mr. Capote held several Senior Positions at Burns and Roe Inc, a large, multi-national, Engineering & Construction firm specializing in the design and construction of Nuclear, Conventional and Waste to Energy Power Plants. Mr. Capote received Engineering Science Degrees in Nuclear and Mechanical Engineering from Columbia University,.

Scott C. Kline

Mr. Kline was admitted to the California State Bar in 1993.  Mr. Kline earned a Bachelor of Science (Economics and Finance) at Virginia Polytechnic Institute and State University in 1987, and a J.D. from Golden Gate University in 1992.

Since January 2013, Mr. Kline has been the Principle of Kline Law Group, PC.  During 2014, Mr. Kline was a Founding Partner of CKR Law LLP.  Mr. Kline was previously a partner of Pillsbury Winthrop Shaw Pittman LLP until 2011 and Blank Rome LLP in 2012.

Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 430,000,000 shares, consisting of 400,000,000 shares of Common Stock and 30,000,000 shares of preferred stock.

Common Stock

Holders of Common Stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share in all dividends that the Board, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, subject to the preferences of any shares of our preferred stock which may then be outstanding, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of Common Stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred stock

Our Board, without further stockholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our Board may authorize the issuance of preferred stock, which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our Board can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company’s directors and “named executive officers.”  As of the Record Date, there were 41,093,447 shares of Common Stock outstanding.

Name and address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class (1)
Directors and Named Executive Officers:

Lin Kok Peng, PhD (2)	31,929,907	77%

Allister Lim Wee Sing (3)

Scott C. Kline (4)	684,891	1.7%

Jose A. Capote (5)	684,891	1.7%

All officers and directors as a group:	32,929,907	81%

5% or Greater Beneficial Owners

Rock Capital Limited (6)	31,560,125	77%

Koh Chee Yang (7)	2,233,650	5%

(1)          Beneficial ownership is calculated based on the 41,093,447 shares of Common Stock issued and outstanding as of the Record Date hereof.  There are no securities exercisable or convertible into shares of Common Stock within sixty (60) days of the Record Date hereof.

(2)           Dr. Lin is the Chief Executive Officer, Chief Financial Officer and Chairman of the Company.  Mr. Lin’s address is 8 Ubi road 2, #02-07 Zervex Singapore 408538.  Dr. Lin owns no shares of Common Stock directly, but he is the 100% owner of Rock Capital Limited, which owns 31,560,125 shares of Common Stock.

(3)           Mr. Lim is a Director of the Company.  Mr. Lim'ss address is 111 North Bridge Road, #11-04 Peninsula Plaza, Singapore 179098.

(4)           Mr. Kline is the Secretary of the Company.  Mr. Kline’s address is 15615 Alton Parkway #450, Irvine, CA 92618.

(5)           Mr. Capote is the Chief Technical Officer of the Company.  Mr. Capote’s address is 101 Baylor Ave, Hillsdale, NJ 07642. Mr. Capote owns no shares of Common Stock directly, but he is the 50% owner of Earth Heat Ltd, which owns approximately 684,891 shares of  Common Stock.

(6)           Rock Capital Limited’s address is Room 1408, Tak Shing House, Theatre Lane, 20 Des Voeux Road, Central Hong Kong.

(7)           Koh Chee Yang’s address is 213A Punggol Walk, Unit 03-749, Singapore, 821213.

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its members of the Board for serving as such.  The Board may in the future decide to award the members of the Board cash or stock based consideration for their services to the Company, which awards, if granted shall be in the sole determination of the Board.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HIGH DESERT ASSETS, INC.

Date: February 10, 2015	By:	/s/ Lin Kok Peng
Lin Kok Peng, PhD
Chief Executive Officer